Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 19, 2009
Relating to Preliminary Prospectus dated November 19, 2009
Registration No. 333-161717
ARCHIPELAGO LEARNING, INC.
Offering of
6,250,000 shares of Common Stock,
par value $0.001 per share
FREE WRITING PROSPECTUS
This free writing prospectus of Archipelago Learning, Inc. relates only to the offering of its common stock described in, and should be read together with, the revised preliminary prospectus, dated November 19, 2009 (the “Revised Preliminary Prospectus”), included in Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-161717) of Archipelago Learning, Inc. (the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2009 (as so amended, the “Registration Statement”), before deciding to invest in the common stock offered thereby. This free writing prospectus is only a summary of the changes included in the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 13 of the Revised Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Revised Preliminary Prospectus.
This free writing prospectus reflects the following amendments that were made in the Revised Preliminary Prospectus:
1.	The Issuer amended its disclosure to reflect the impact of the $3.0 million of income taxes on net deferred revenue borne by the members of Archipelago Learning Holdings, LLC in connection with the Corporate Reorganization, which income taxes would otherwise have been borne by Archipelago Learning, Inc. in the future. See pages 10, 34, 38, 46 and F-12. The Issuer’s net short-term deferred tax asset as of September 30, 2009 as a result of the Corporate Reorganization increased from $1.1 million to $3.7 million and provision for income taxes for the year ended December 31, 2008 as a result of the Corporate Reorganization decreased from $2.2 million to $0.8 million. See pages 10, 37 and F-12. The Issuer also revised its estimated net deferred tax liability and corresponding expense to its provision for income taxes upon becoming a “C” corporation from $4.4 million to $1.8 million. The Issuer also noted in future periods, it anticipates that its effective tax rate will be approximately 35%. See pages 34, 35 and 38.
2.	As a result of the revisions described in item 1 above, the following revisions were made to “Summary — Summary Historical Consolidated Financial and Other Data”:
•	Pro forma as adjusted net (loss) income for the year ended December 31, 2008 (in thousands) increased from $(805) to $677. See page 9.

•	Pro forma as adjusted (loss) earnings for share for the year ended December 31, 2008, basic increased from $(0.03) to $0.03 and diluted increased from $(0.03) to $0.03. See page 9.

•	Pro forma as adjusted total assets as of September 30, 2009 (in thousands) increased from $182,633 to $185,249. See page 10.

•	Pro forma as adjusted total equity (in thousands) increased from $77,383 to $79,999. See page 10.
3.	As a result of the revisions described in item 1 above, the following revisions were made to “Capitalization”:
•	Pro forma as adjusted retained earnings as of September 30, 2009 (in thousands) increased from $5,811 to $8,427. See page 38.

•	Pro forma as adjusted total stockholders’ equity as of September 30, 2009 (in thousands) increased from $77,383 to $79,999. See page 38.

•	Pro forma as adjusted total capitalization as of September 30, 2009 (in thousands) increased from $139,134 to $141,750. See page 38.
4.	As a result of the revisions described in item 1 above, dilution per share to new investors decreased from $17.23 to $17.12. See page 39 and “Risk Factors — You will experience immediate and substantial book value dilution after this offering” on page 27.
5.	As a result of the revisions described in item 1 above, the following revisions were made to the Archipelago Learning Holdings, LLC Consolidated Balance Sheet:
•	Pro forma short-term deferred tax assets as of September 30, 2009 (in thousands) increased from $1,082 to $3,698. See page F-6.

•	Pro forma retained earnings as of September 30, 2009 (in thousands) increased from $2,678 to $5,294. See page F-6.

•	Pro forma total stockholders’ equity as of September 30, 2009 (in thousands) increased from $31,504 to $34,120. See page F-6.
6.	As a result of the revisions described in item 1 above, the following revisions were made to the Archipelago Learning Holdings, LLC Consolidated Statements of Income.
•	Unaudited pro forma provision for income taxes for the year ended December 31, 2008 (in thousands) decreased from $(2,069) to $(587). See page F-7.

•	Unaudited pro forma net (loss) income for the year ended December 31, 2008 (in thousands) increased from $(1,211) to $271. See page F-7.

•	Unaudited pro forma net income per common share for the year ended December 31, 2008 basic increased from $(0.06) to $0.01 and diluted increased from $(0.06) to $0.01. See page F-7.
To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Issuer’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1470699/000095012309064218/d68999a6sv1za.htm. The Issuer’s Central Index Key, or CIK, on the SEC web site is 0001470699.
THE ISSUER HAS FILED A REGISTRATION STATEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING BofA MERRILL LYNCH AT (866) 500-5408.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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